subject the Partnership to regulation under various federal and state laws. Any operation of restaurants, even on an interim basis, would also subject the Partnership to operating risks (such as uncertainties associated with labor and food costs), which may be significant. See "Business and Properties."

CONFLICTS OF INTEREST


    The Partnership Agreement provides that the Partnership pays one-time and continuing fees to the Managing General Partner with respect to additional properties purchased regardless of whether the Partnership receives the contemplated revenue from such additional properties or whether the Partnership makes any cash distributions to the Unitholders after such properties are purchased. This creates an incentive for the Managing General Partner to cause the Partnership to purchase more properties, pay higher prices, and sell existing properties or use more leverage to make such purchases. The sale of any of the restaurant properties acquired from BKC in 1986 (122 at June 11, 1996) would not reduce the management fee for existing properties, while new fees would benefit the Managing General Partner incrementally with each purchase. The Managing General Partner, however, does not presently intend to cause the Partnership to sell a significant number of its Current Properties. In addition, the Partnership Agreement provides the Managing General Partner with a fee providing a percentage participation above a threshold in the cash flow from newly-purchased properties. Moreover, the Managing General Partner is not restricted from acquiring for its own account properties of the type to be purchased by the Partnership. See "Business and Properties -- Payments to the Managing General Partner."



    In addition, the Partnership Agreement does not restrict the ability of the Managing General Partner or its principals from owning and/or operating restaurants on Partnership properties or elsewhere. At June 11, 1996, the Managing General Partner owned 90% of Arkansas Restaurants #10 L.P., the operator of three Burger King franchises on properties leased from the Partnership. The Managing General Partner or its principals may acquire future operating restaurants on Partnership properties, including in connection with the Acquisition Properties. Financing may also be provided on an arm's length basis by the Partnership to consummate the acquisition of operating restaurants by the Managing General Partner, its principals or others.


INVESTMENT CONCENTRATION IN SINGLE INDUSTRY

    The Partnership's current strategy is to acquire interests in restaurant properties, specifically fast food and casual dining restaurant properties. As a result, a downturn in the fast food or casual dining segment could have a material adverse effect on the Partnership's total rental revenues and amounts available for distribution to its Unitholders. See "Business and Properties -- The Properties."

DEPENDENCE ON SUCCESS OF BURGER KING

    Of the Partnership's Current Properties, 170 are occupied by operators of Burger King restaurants. In addition, the Partnership intends to acquire additional Burger King properties. As a result, the Partnership is subject to the risks inherent in investments concentrated in a single franchise brand, such as a reduction in business following adverse publicity related to the brand or if the Burger King restaurant chain (and its franchisees) were to suffer a system-wide decrease in sales, the ability of franchisees to pay rents (including percentage rents) to the Partnership may be adversely affected. See "Business and Properties -- Strategy" and "Business and Properties -- The Properties."

POSSIBLE RENT DEFAULTS AND FAILURE TO RENEW LEASES AND FRANCHISE AGREEMENTS


    The Partnership's Current Properties are leased to restaurant franchise operators pursuant to leases with remaining terms varying from one to 28 years at June 11, 1996 and an average remaining term of ten years. No assurance can be given that such leases will be renewed at the end of the lease

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

    The Partnership derives its revenue from the leasing of the Partnership's restaurant properties to operators on a "triple net" basis, which is a lease that imposes on the tenant all obligations for real property taxes and assessments, repairs and maintenance and insurance. To the extent the landlord retains any of these responsibilities, the lease becomes less than "triple net."

    The Partnership's leases provide for a base rent plus a percentage of the restaurant's sales in excess of a threshold amount. Total restaurant sales, the primary determinant of the Partnership's revenues, are a function of the number of restaurants in operation and their performance. Sales at individual restaurants are influenced by local market conditions, by the efforts of specific restaurant operators, by marketing, by new product programs, support by the franchisor, and by the general state of the economy.


    Some of the leases of the Partnership's properties are treated as direct financing leases, rather than operating leases, for purposes of generally accepted accounting principles ("GAAP"); however, the leases do not grant the lessees thereunder the right to acquire the properties at the expiration of such leases. As a result, the lease is reflected as an asset on the Partnership's balance sheet as net investment in direct financing leases, and the underlying depreciable real property is not considered an asset of the Partnership for GAAP purposes. Accordingly, the related depreciation is not reflected on the Partnership's income statement; instead, there is a charge for amortization of the investment in direct financing leases. For tax accounting purposes, however, the depreciable real property is treated as being owned by the Partnership (and not a direct financing lease) and the related charge for depreciation is reflected on the Partnership's income statement. Primarily due to this treatment, GAAP revenue and net income differ from gross rental receipts and net income, as determined for tax purposes. The reconciliation between the GAAP and tax treatment of these leases is described in Note 9 to the Partnership's audited Consolidated Financial Statements. Management believes that most if not all acquisitions made by the Partnership since March 1995, as well as all future acquisitions and related leases, will qualify as operating leases according to GAAP and, therefore, were not recorded as a net investment in direct financing leases.


    The following discussion should be read in conjunction with "Selected Financial Information" and all of the financial statements and notes thereto included elsewhere in this Prospectus.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1996 TO THREE MONTHS ENDED MARCH 31, 1995

    For the quarter ended March 31, 1996, rental revenues increased 39% over the same period for the previous year. Comparable store sales growth (the increase in sales at those restaurants open for the entire reporting period in both the current period and the same period for the prior year) was 4%. Management believes the growth reflects improvements in the overall performance of the Burger King system and efforts by BKC with selected tenants to improve their restaurant's sales.


    General and administrative expenses in 1996 remained constant, as compared to the same quarter in 1995. An increase in the management fee of $59,663 for the quarter and expenses that directly correspond to the active growth of the Partnership in the first quarter of 1996 were offset by non-recurring costs relating to the proxy in the first quarter of 1995. Depreciation expense increased 59% which related to the property acquisitions as well as the 22% increase in ground lease expense. There was an increase in interest expense of $314,131 due to the financing of acquisitions.


COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

    The number of restaurants owned at December 31, 1995 was 139 compared to 123 at December 31, 1994, a 13% increase. Total sales in restaurants located on Partnership real estate in 1995 was $135,297,000 compared to $122,315,000 reported in 1994, a 10.6% increase, which was attributable to the increase in the number of restaurants in the portfolio and to an increase in the average sales per store.

    The Partnership's total revenues in 1995 increased 11.2% to $9,780,000 compared to $8,793,000 recorded in 1994. Rental revenues from properties owned throughout 1994 and 1995 increased 6.4% in 1995 over 1994. The remaining increase in revenues in 1995 over 1994 was attributable to the 16 properties acquired on various dates during the last half of 1995.

    Expenses for 1995 increased 18% to $4,557,000 compared to $3,860,000 for 1994 (including a write down of $11,000 in 1994 which was related to one closed property). This increase in expenses was primarily due to the increase in the number of restaurant properties owned by the Partnership and related financing costs.

    Ground rent expense increased 4.3% to $1,405,380, compared to $1,347,748 for 1994. The increase in expense was due to the addition of six new ground leases relating to the 1995 acquisitions and nominal rent escalations on existing ground leases. Depreciation and amortization increased 13.2% to $1,540,900 compared to $1,361,136 for 1994. This was primarily due to the increase in the number of restaurant properties owned by the Partnership.


    Taxes and general and administrative expenses increased 24% to $1,419,279, compared to $1,143,956 for 1994. This increase was due to increased professional fees, consulting fees, and other various general administration expenses that relate directly to the increased activity of the Partnership.


    Interest expense (income), net increased to $192,142 compared to ($3,515) for 1994. This increase is primarily due to the financing of acquisitions.

    There were no write downs of assets and intangible values related to closed properties during 1995, as compared to write downs for 1994 of $11,000. Write downs are not a normal part of the Partnership's business. However, store closings do occur periodically in retail businesses, including the Partnership's. Management does not believe that there is an established trend in its business with respect to store closings because virtually all of the restaurants included within the Current Properties are currently performing on their leases and are not in default.


    Net income allocable to Unitholders in 1995 was $5,119,000 or $1.10 per Unit, up 5.8% or $0.06 per Unit from $4,834,000 or $1.04 per Unit in 1994. This was attributable to the increase in total revenues and management's ability to limit expenses.


COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

    The number of restaurants owned at December 31, 1994 and 1993 was 123. Total sales in restaurants located on Partnership real estate in 1994 was $122,315,000 compared to $112,880,000 reported in 1993, an 8.4% increase, which was attributable to an increase in the average sales per store.

    The Partnership's total revenues in 1994 increased 5.5% to $8,793,000 compared to $8,332,000 recorded in 1993. The Partnership owned and leased 123 sites throughout 1993 and 1994.

    Expenses excluding the provision for write down of properties for 1994 increased 3.2% to $3,849,000 compared to $3,730,000 for 1993. Write downs of assets and intangible values related to closed properties during 1994 were $11,000 as compared to write downs for 1993 of $73,739. Write downs are not a normal part of the Partnership's business. However, store closings do occur periodically in retail businesses, including the Partnership's. Management does not believe that there is an established trend in its business with respect to store closings because virtually all of the restaurants included within the Current Properties are currently performing on their leases and are not in default.

    Net income allocable to Unitholders in 1994 was $4,834,000 or $1.04 per Unit, up 8.3% from $4,437,000 or $0.96 per Unit in 1993. This was attributable to increased total revenues while expenses remained relatively constant.

LIQUIDITY AND CAPITAL RESOURCES


    The Partnership's principal source of cash to meet its cash requirements is rental revenues generated by the Partnership's properties. Cash generated by the portfolio in excess of operating needs is used to reduce amounts outstanding under the Partnership's credit agreements. As a result, amounts are drawn under the Partnership's credit agreements to cover payment of quarterly distributions to the Unitholders. Currently, the Partnership's primary source of funding for acquisitions is its existing revolving line of credit and its Morgan Keegan Mortgage Company, Inc. mortgage warehouse facility. The Partnership anticipates meeting its future long-term capital needs through the incurrence of additional debt or the issuance of additional Units, along with cash generated from internal operations.



    The Partnership currently has approximately $36.5 million outstanding under its $40 million line of credit with a syndicate of banks. After application of the net proceeds from the Offering, approximately $ million will be available for borrowings under the line of credit. This line of credit is secured by the Partnership's real estate including its leasehold interests. The Partnership may request advances under this line of credit to finance the acquisition of restaurant properties, to repair and update restaurant properties and for working capital. The banks will also issue standby letters of credit for the account of the Partnership under this loan facility. This credit agreement expires on June 27, 1998 and provides that borrowings thereunder bear interest at 180 basis points over the London Interbank Offered Rate (LIBOR). Interest expense for 1995 was $199,000. The Partnership also has a $20 million mortgage warehouse facility from Morgan Keegan Mortgage Company, Inc., which is secured by certain of the Partnership's Current Properties. As of June 11, 1996, approximately $4.2 million remained available for borrowings. This facility expires on November 30, 1996, and borrowings thereunder bear interest at the rate of 300 basis points over LIBOR. The proceeds from this facility were used to finance the acquisition and proposed acquisition of various restaurant properties owned by the Business Trust. See "History and Structure of the Partnership." The Partnership intends to repay borrowings under this facility using any availability under its existing line of credit after application of the net proceeds of this Offering or additional borrowings which may be subsequently incurred.



    Pursuant to the Partnership Agreement, the Managing General Partner is required to make available to the Partnership an unsecured, interest-free, revolving line of credit in the principal amount of $500,000 to provide the Partnership with necessary working capital to minimize or avoid seasonal fluctuation in the amount of quarterly cash distributions. The Managing General Partner is not required, however, to make financing available under this line of credit before the Partnership obtains other financing, whether for acquisitions, reinvestment, working capital or otherwise. The Managing General Partner may make other loans to the Partnership. Each loan must bear interest at a rate not to exceed the Morgan Guaranty Trust Company of New York prime rate plus 1% or the highest lawful rate (whichever is less), and in no event may any such loan be made on terms and conditions less favorable to the Partnership than it could obtain from unaffiliated third parties or banks for the same purpose. To management's knowledge, no loans have ever been made pursuant to these arrangements and no loans were made or outstanding at any time during each of the three years ended December 31, 1995.



    The Partnership paid distributions in 1995 of $1.69 per Unit, which represented 95% of cash flow from operations based upon taxable income. The Partnership paid distributions for the first quarter of 1996 of $.44 per Unit. Management intends to distribute from 75% to 95% of the estimated cash generated from operations within the general objective of continued annual growth in the distributions. The Partnership expects to maintain such distribution rate for the foreseeable future based upon actual results of operations, the financial condition of the Partnership, capital or other factors management deems relevant. During 1995, the Partnership distributed an aggregate of $8,002,000 to its partners.

INFLATION


    Some of the Partnership's leases are subject to adjustments for increases in the Consumer Price Index, which reduces the risk to the Partnership of the adverse effects of inflation. Additionally, to the extent inflation increases sales volume, percentage rents may tend to offset the effects of inflation on the Partnership. Because triple net leases also require the restaurant operators to pay for some or all operating expenses, property taxes, property repair and maintenance costs and insurance, some or all of the inflationary impact of these expenses will be borne by the restaurant operators and not by the Partnership.


    Operators of restaurants, in general, possess the ability to adjust menu prices quickly. However, competitive pressures may limit a restaurant operator's ability to raise prices in the face of inflation.

SEASONALITY

    Fast food restaurant operations historically have been seasonal in nature, reflecting higher unit sales during the second and third quarters due to warmer weather and increased leisure travel. This seasonality can be expected to cause fluctuations in the Partnership's quarterly unit revenue to the extent it receives percentage rent.

                            BUSINESS AND PROPERTIES

GENERAL

    The Partnership acquires, owns and manages income-producing properties that it leases on a triple net basis to operators of fast food and casual dining restaurants, primarily Burger King (the second largest restaurant chain in the United States in terms of system wide sales), and other national and regional brands including Dairy Queen, Hardee's and Chili's. The Partnership acquires properties either from third party lessors or from operators on a sale/leaseback basis. Under a triple net lease, the tenant is obligated to pay all costs and expenses, including all real property taxes and assessments, repairs and maintenance and insurance. Triple net leases do not require substantial reinvestments by the property owner and, as a result, more cash from operations may be used for distributions to Unitholders or for acquisitions.


    The Partnership is one of the largest publicly-owned entities in the United States dedicated to acquiring, owning and managing restaurant properties. At June 11, 1996, the Partnership's portfolio consisted of 231 restaurant properties in 39 states (the "Current Properties"), approximately 99% of which were leased. From the Partnership's initial public offering in 1986 until March 31, 1995, the Partnership's properties were limited to approximately 125 restaurant properties, all of which were leased on a triple net basis to operators of Burger King restaurants. In May, 1994, an investor group led by Robert J. Stetson and Fred H. Margolin acquired the Managing General Partner. In March 1995, certain amendments to the Partnership Agreement were proposed by the new management and approved by the Unitholders, which authorized the Partnership to acquire additional restaurant properties not affiliated with BKC. Since adoption of the amendments, the Partnership has acquired 109 properties for an aggregate purchase price of approximately $57 million including 93 properties acquired since January 1, 1996, and has entered into binding agreements to acquire 39 additional properties (the "Acquisition Properties") for an aggregate purchase price of approximately $27 million. Upon acquisition of the Acquisition Properties, the Partnership's portfolio will consist of an aggregate of 270 properties in 40 states consisting of 170 Burger King restaurants, 40 Dairy Queen restaurants, 27 Hardee's restaurants, 11 Pizza Hut restaurants, five Schlotzsky's restaurants, two Chili's restaurants and 15 other properties, most of which are regional brands.


    The Partnership's management team consists of senior executives with extensive experience in the acquisition, operation and financing of fast food and casual dining restaurants. Mr. Stetson, the President - Chief Executive Officer of the Managing General Partner is the former President of the Retail Division and Chief Financial Officer of BKC, as well as the former Chief Financial Officer of Pizza Hut, Inc. As a result, management has an extensive network of contacts within the franchised fast food and casual dining restaurant industry. Based on management's assessment of market conditions and its industry knowledge and experience, the Partnership believes that substantial opportunities exist for it to acquire additional properties on advantageous terms.

INDUSTRY


    The restaurant industry has grown significantly over the past 20 years as a result of population growth, the influence of the baby boom generation, the growth of two-income families and the growth in consumers' disposable income. The total food service industry sales during 1995 have been estimated at approximately $277 billion. The fast food segment, which offers value pricing and convenience, is the largest segment in the restaurant industry with projected 1996 sales of $100 billion. In 1995, industry sources estimate that fast food restaurants accounted for 71% of total restaurant traffic, 52% of chain restaurant locations and 47% of consumers' restaurant dollars spent.


    The growth of the fast food segments has exceeded that of the entire restaurant industry for over 20 years. According to industry sources, fast food restaurant sales have grown at a 6.9% compound annual growth rate with 1995 sales up 7.1% over 1994 levels, and fast food restaurant sales are anticipated to grow 6.7% in 1996 to over $100 billion. Additionally, industry sources suggest that in the fast food industry, operators are increasingly moving toward leasing rather than owning their restaurants. Currently, approximately two-thirds of fast food restaurant operators lease their restaurant properties. Leasing enables a restaurant operator to reallocate funds to the improvement of current restaurants, the acquisition of additional restaurants or other uses.


    Management believes, based on its industry knowledge and experience, that the Partnership competes with numerous other publicly-owned entities, some of which dedicate substantially all of their assets and efforts to acquiring, owning and managing chain restaurant properties. The Partnership also competes with numerous private firms and private individuals for the acquisition of restaurant properties. In addition, there are a number of other publicly-owned entities that are dedicated to acquiring, owning and managing triple net lease properties. A majority of chain restaurant properties are owned by restaurant operators and real estate investors. Management believes, based on its industry knowledge and experiences that this fragmented market provides the Partnership with substantial acquisition opportunities. Management also believes that the inability of most small restaurant owners to obtain funds with which to compete for acquisitions as timely and inexpensively as the Partnership provides the Partnership with a competitive advantage when seeking to acquire a restaurant property.


    In addition to the Partnership's large number of leases to operators of Burger King restaurants, the Partnership also leases multiple restaurant properties to operators of Pizza Hut, Taco Bell, Hardee's and Dairy Queen brand names, substantially all of which, according to industry sources, rank in the top 15 with respect to restaurant sales in 1995. Based on publicly-available information, Burger King is the second largest fast food restaurant system in the world in terms of system wide sales. According to publicly-available information, there are approximately 6,500 Burger King restaurant units in the United States. With respect to the Burger King restaurants in the Partnership's portfolio, for the year-ended December 31, 1995, same-store sales increased 7% over the prior year.

STRATEGY

    Since the adoption of the amendments to the Partnership Agreement in March 1995, the Partnership's principal business objective has been to expand and diversify the Partnership's portfolio through frequent acquisitions of small to medium-sized portfolios of fast food and casual dining restaurant properties. The Partnership intends to achieve growth and diversification while maintaining low portfolio investment risk through adherence to proven acquisition criteria with a conservative capital structure. The Partnership has and intends to continue to expand its portfolio by acquiring triple net leased properties and structuring sale/leaseback transactions consistent with the following strategies:

    -FOCUS ON RESTAURANT PROPERTIES. The  Partnership takes advantage of  senior management's extensive experience in fast food and casual dining restaurant operations to identify new investment opportunities and acquire restaurant properties satisfying the Partnership's investment criteria. Management believes, based on its industry knowledge and experience, that relative to other real estate sectors, restaurant properties provide numerous acquisition opportunities at attractive yields.


    -INVEST IN MAJOR RESTAURANT BRANDS. The Partnership intends to continue to acquire properties operated as major national and regional restaurant brands, such as Burger King, Dairy Queen, Hardee's and Chili's by competent, financially stable franchisees. Certain of the Partnership's Current Properties are also operated as Pizza Hut, KFC and Taco Bell restaurants. Management believes, based on its industry knowledge and experience, that successful restaurants operated under these brands offer stable, consistent income to the Partnership with minimal risk of default or non-renewal of the lease and franchise agreement. As a result of its concentration on major national and regional brands, in the last three fiscal years, of all rental revenues due, more than 99.5% has been collected.


    -ACQUIRE EXISTING RESTAURANTS. The Partnership's strategy is to focus primarily on the acquisition of existing fast food and casual dining chain restaurants that have a history of profitable operations with a remaining term on the current lease of at least five years. The average remaining lease term for the Current Properties is nine years. Management believes, based on its industry knowledge and experience, that acquiring existing restaurants provides a higher risk-adjusted rate of return to the Partnership than acquiring newly-constructed restaurants.

    -CONSOLIDATE SMALLER PORTFOLIOS. Management believes, based on its  industry knowledge and experience, that pursuing multiple transactions involving smaller portfolios of restaurant properties (generally having an acquisition price of less than $3 million) result in a more attractive valuation because the size of such transactions generally does not attract large institutional property owners and smaller buyers typically are not well capitalized and may be unable to complete a transaction. Larger transactions involving multiple properties generally attract several institutional bidders, often resulting in a higher purchase price and lower investment returns to the purchaser. In certain circumstances, however, the Partnership has identified, evaluated and pursued portfolios valued at up to $50 million that present attractive risk/return ratios and recently closed a transaction of approximately $18 million.


    -MAINTAIN  CONSERVATIVE  CAPITAL  STRUCTURE.  The  Partnership  intends   to
     maintain a ratio of total indebtedness of 50% or less to the greater of (i) the market value of all issued and outstanding Units plus total outstanding indebtedness ("Total Market Capitalization") or (ii) the original cost of all of the Partnership's properties as of the date of such calculation. The Partnership's ratio of total indebtedness to Total Market Capitalization was approximately 30% at June 11, 1996. See "Capitalization." The Partnership, however, may from time to time reevaluate its borrowing policies in light of then-current economic conditions, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors.


INVESTMENT CRITERIA

    The Partnership has recently acquired 93 restaurant properties and intends to acquire additional restaurant properties of national and regional fast food or casual dining restaurant chains, which may include Burger King, that satisfy some or all of the following criteria:

    -The rent on such restaurant properties has produced cash flow that, after deducting management fees and interest and debt amortization or Unit issuance, would improve the Partnership's existing cash flow per Unit.

    -The restaurants' annual sales would be in the highest 70% of the restaurants in that chain.

    -The restaurants would have historically generated at least the normal profit for restaurants in that chain and be projected to continue to generate a profit even if sales decreased by 10%.

    -The restaurant properties would be located where the average per capita income was stable or increasing.

    -The restaurants' franchisees would possess significant net worth and preferably operate multiple restaurants.

    -The restaurant properties would be in good repair and operating condition.

    The Managing General Partner receives acquisition proposals from a number of sources. The Managing General Partner utilizes two independent real estate professionals who assist the Partnership in examining and analyzing proposed acquisitions of property. These professionals are compensated principally upon the Partnership's closing of an acquisition of property. There can be no assurance that the Managing General Partner will be able to identify restaurant properties that satisfy all or a significant number of such criteria, or that if identified, the Partnership will be able to purchase such restaurant properties.

    The Partnership believes that the Partnership can generate improved operating results as a result of the acquisition of additional restaurant properties and by making loans to tenants for renovation and improvement of the Current Properties. The Partnership also believes that expansion and diversification of the Partnership's restaurant property portfolio to include more balance among restaurant brands decreases the Partnership's dependence on one chain.

THE PROPERTIES


    At June 11, 1996, the Current Properties consisted of 231 properties, 99% of which were leased by operators of fast food and casual dining restaurants. In addition, at such date the Acquisition Properties (totaling 39) were subject to binding agreements of acquisition. Set forth below are summary descriptions of the Current Properties and Acquisition Properties.



    BURGER KING PROPERTIES. At June 11, 1996, the Partnership owned 170 properties operated as Burger King restaurants. The Burger King restaurant properties that are part of the Current Properties are operated by more than 80 operators, the largest of which operates five Burger King restaurants.



    HARDEE'S PROPERTIES. At June 11, 1996, the Partnership owned two properties in Georgia and has entered into agreements to acquire 25 additional properties in Georgia and South Carolina operated as Hardee's restaurants. The Hardee's restaurant properties that are part of the Current Properties are operated by two operators, the larger of which operates 23 Hardee's restaurants.



    DAIRY  QUEEN  PROPERTIES.    At  June 11,  1996,  the  Partnership  owned 40
properties operated as Dairy Queen restaurants, all in Texas. The Dairy Queen restaurant properties are operated by two operators.



    CHILI'S PROPERTIES. At June 11, 1996, the Partnership owned two properties in Texas which are operated by a single operator.



    OTHER PROPERTIES. At June 11, 1996, the Partnership owned 31 additional properties, most of which were operated under other major national and regional brand names, including, but not limited to, Pizza Hut, KFC and Taco Bell. The Partnership may, from time to time, acquire restaurant properties operated under brand names less-established than major national and regional brands. The Partnership does not intend to acquire a significant number of such properties.


    BURGER KING-Registered Trademark- IS A REGISTERED TRADEMARK OF BURGER KING BRANDS, INC., SCHLOTZSKY'S-Registered Trademark- IS A REGISTERED TRADEMARK OF SCHLOTZSKY'S, INC., DAIRY QUEEN-Registered Trademark- IS A REGISTERED TRADEMARK OF AMERICAN DAIRY QUEEN CORPORATION, PIZZA HUT IS A REGISTERED TRADEMARK OF PIZZA HUT, INC., HARDEE'S-Registered Trademark- IS A REGISTERED TRADEMARK OF HARDEE'S FOOD SYSTEMS, INC., CHILI'S-Registered Trademark- IS A REGISTERED TRADEMARK OF BRINKER RESTAURANT CORPORATION, KFC-Registered Trademark- IS A REGISTERED TRADEMARK OF KFC CORPORATION AND TACO BELL-Registered Trademark- IS A REGISTERED TRADEMARK OF TACO BELL CORP. THE FOREGOING ENTITIES HAVE NOT ENDORSED OR APPROVED THE PARTNERSHIP OR THE OFFERING MADE HEREBY.

    The Partnership's Current Properties consist of 231 properties. The table below sets forth, as of June 11, 1996, the number of properties in each state and the franchise affiliation of such properties assuming the consummation of the Acquisition Properties.



                                                                TOTAL      BURGER   DAIRY              PIZZA
STATE                                                         PROPERTIES    KING    QUEEN   HARDEE'S    HUT    CHILI'S   OTHER
- ------------------------------------------------------------  ----------   ------   -----   --------   -----   -------   -----
Alabama.....................................................         2        1                 1
Arizona.....................................................        15       13                          1                 1
Arkansas....................................................         6        6
California..................................................        17       15                                            2
Colorado....................................................         3        3
Connecticut.................................................         3        3
Delaware....................................................         1        1
Florida.....................................................         8        6                                            2
Georgia.....................................................        32        7                24        1
Illinois....................................................         1        1
Indiana.....................................................         3        2                                            1
Iowa........................................................         2        2
Kansas......................................................         2        2
Kentucky....................................................         3        3
Louisiana...................................................         4                                   4
Maine.......................................................         4        4
Maryland....................................................         3        2                          1
Massachusetts...............................................         3        3
Michigan....................................................         4        4
Minnesota...................................................         1        1
Mississippi.................................................         2        2
Missouri....................................................         3        3
Montana.....................................................         1        1
Nebraska....................................................         1        1
Nevada......................................................         1        1
New Jersey..................................................         5        5
New Mexico..................................................         1        1
New York....................................................         5        5
North Carolina..............................................         9        8                                            1
Ohio........................................................         9        9
Oklahoma....................................................         5        3                          1                 1
Oregon......................................................         5        5
Pennsylvania................................................        13       13
South Carolina..............................................         9        6                 2                          1
Tennessee...................................................         5        3                          2
Texas.......................................................        64        9       40                 1        2       12
Vermont.....................................................         1        1
Washington..................................................         7        7
West Virginia...............................................         2        2
Wisconsin...................................................         5        5
                                                                                               --                --
                                                              ----------   ------   -----              -----             -----
Total.......................................................       270(1)   169       40       27       11        2       21
                                                                                               --                --
                                                                                               --                --
                                                              ----------   ------   -----              -----             -----
                                                              ----------   ------   -----              -----             -----
  % Total...................................................       100%      63%      15%      10%       4%       1%       7%
                                                                                               --                --
                                                                                               --                --
                                                              ----------   ------   -----              -----             -----
                                                              ----------   ------   -----              -----             -----


- ------------------------
(1) Includes one vacant restaurant property.

LEASES WITH RESTAURANT OPERATORS


    The Partnership's strategy is to acquire operating restaurant properties rather than developing new properties. Typically, the Partnership acquires a property that has been operated as a fast food or casual dining restaurant and which is subject to a lease with a remaining term of five-20 years and a co-terminous franchise agreement. Management believes, based on its experience, that this strategy reduces the Partnership's financial risk since the restaurant operated on such property has a proven operating record which mitigates the risk of default or non-renewal under the lease. At June 11, 1996, the Current Properties have remaining lease terms ranging from one to 28 years.



    Substantially  all of  the Partnership's  existing leases  are "triple net,"
which means that the tenant is obligated to pay all costs and expenses, including all real property taxes and assessments, repairs and maintenance and insurance. The Partnership's leases provide for a base rent plus a percentage of the restaurant's sales in excess of a threshold amount. The triple net lease structure is designed to provide the Partnership with a consistent stream of income without the obligation to reinvest in the property. For the year ended December 31, 1995, base rental revenues and percentage rental revenues represented 66% and 34%, respectively, of total gross rental revenues. Management intends to renew and restructure leases to increase the percentage of total rental revenues derived from base rental revenues and, consequently, decrease the percentage of total revenues from percentage rental revenues. In addition, in order to encourage the early renewal of existing leases, the Partnership has offered certain lessees remodeling grants of up to $30,000. To date, the Partnership has renewed 18 leases early under this program. Management considers the grants to be prudent given the increased sales resulting at the remodeled restaurants and the lower costs incurred because of the early lease renewals.


    The Partnership generally acquires properties from third party lessors or from operators in a sale/ leaseback transaction in which the operator sells the property to the Partnership and enters into a long-term lease (typically 20 years). A sale/leaseback transaction is attractive to the operator because it allows the operator to realize the value of the real estate while retaining occupancy for a long term. A sale/leaseback transaction may also provide specific accounting, earnings and market value benefits to the selling operator. For example, the lease on the property may be structured by the tenant as an off-balance sheet operating lease, consistent with Financial Accounting Standards Board rules, which may increase the operator's earnings, net worth and borrowing capacity. The following table sets forth certain information regarding lease expirations for Current Properties and Acquisition Properties.

                           LEASE EXPIRATION SCHEDULE


                                            NUMBER OF LEASES                NET RENTAL
YEAR                                            EXPIRING       % OF TOTAL   INCOME (1)   % OF TOTAL
- ------------------------------------------  -----------------     -----     -----------     -----
1996......................................              0               0    $       0            0
1997......................................              7               3          367            2
1998......................................              9               4          675            3
1999......................................             22               8        1,731            9
2000......................................             35              13        2,108           10
2001-05...................................             87              32        6,892           34
2006-10...................................             11               4          806            4
2011-15...................................             12               4        1,214            6
2016-25...................................             86              32        6,487           32
                                                      ---             ---   -----------         ---
                                                      269(2)          100%   $  20,280          100%
                                                      ---             ---   -----------         ---
                                                      ---             ---   -----------         ---


- ------------------------

(1) Net Rental Income equals the higher of (i) 1995 rentals (including any percentage rents based upon sales in 1995), or (ii) the base rent in the last year of the lease, less (iii) ground rents in the last year of the lease.


(2) Excludes one vacant restaurant property.

OWNERSHIP OF REAL ESTATE INTERESTS


    The Partnership's Current Properties and Acquisition Properties consist of 190 properties where the Partnership owns both the land and the restaurant building in fee simple (the "Fee Properties"), one property where the Partnership owns only the land and the building is owned by the tenant and 79 properties where the Partnership leases the land, the building or both (the "Leasehold Properties") under leases from third-party lessors.



    Of the 79 Leasehold Properties, 14 are Primary Leases, whereby the Partnership leases from a third party both the underlying land and the restaurant building and the other improvements thereon and then subleases the property to the restaurant operator. Under the terms of the remaining 65 Leasehold Properties (the "Ground Leases"), the Partnership leases the underlying land from a third party and owns the restaurant building and the other improvements constructed thereon. In any event, upon expiration or termination of a Primary Lease or Ground Lease, the owner of the underlying land generally will become the owner of the building and all improvements thereon. At June 11, 1996, the remaining terms of the Primary Leases and Ground Leases ranged from one to 21 years. With renewal options exercised, the remaining terms of the Primary Leases and Ground Leases ranged from approximately five to 35 years and the average remaining term was 21 years.


    The terms and conditions of each Primary Lease and each Ground Lease vary substantially. However, each Primary Lease and each Ground Lease have certain provisions in common including that (i) the initial term is 20 years or less,
(ii) the rentals payable are stated amounts that may escalate over the terms of the Primary Leases and Ground Leases (and/or during renewal terms) but normally (although not always) are not based upon a percentage of sales of the restaurants thereon, and (iii) the Partnership is required to pay all taxes and operating, maintenance, and insurance expenses for the Leasehold Properties. In addition, under substantially all of the Leases, the Partnership may renew the term one or more times at its option (although the provisions governing any such renewal vary significantly in that, for example, some renewal options are at a fixed rental amount, while others are at fair rental value at the time of renewal). Several Primary Leases and Ground Leases also give the owner the right to require the Partnership, upon the termination or expiration thereof, to remove all improvements situated on the property.

    Although the Partnership, as lessee under each Primary Lease and Ground Lease, generally has the right to assign or sublet all of its rights and interests thereunder without obtaining the landlord's consent, the Partnership is not permitted to assign or sublet any of its rights or interests under 22 Primary Leases and Ground Leases without obtaining the landlord's consent or satisfying certain other conditions. In addition, approximately 20% of the Primary Leases and Ground Leases require the Partnership to use such Leasehold Properties only for the purpose of operating a Burger King restaurant or another type of restaurant thereon. In any event, no transfer will release the Partnership from any of its obligations under the Primary Lease or Ground Lease, including the obligation to pay rent.

    Of the Current Properties, 70 are leased or subleased to a BKC franchisee under a Lease/ Sublease, pursuant to which the franchisee is required to operate a Burger King restaurant thereon in accordance with the lessee's Franchise Agreement and to make no other use thereof. Upon its acquisition of such properties, the Partnership assumed the rights and obligations of BKC under the Leases/Subleases. Five properties are leased to BKC on substantially the same terms and conditions as those contained in the Lease/Sublease with the prior lessees.

    Although the provisions of BKC's standard form of lease to franchisees have changed over time, the material provisions of the Lease/Subleases generally are substantially similar to BKC's current standard form of lease (except to the extent BKC has granted rent reductions or deferrals or made other lease modifications in order to alleviate or lessen the impact of business or other economic problems that a franchisee may have encountered). The Leases/Subleases generally provide for a term of 20 years from the date of opening of the Restaurant and do not grant the lessee any renewal options or purchase options. The Partnership, however, is required under the Partnership Agreement to renew a Lease/Sublease if BKC renews or extends the lessee's Franchisee Agreement. The Partnership believes BKC's policy generally is to renew a Franchise Agreement if BKC determines, in its sole discretion, that economic and other factors justify renewal or extension and if the franchisee has complied with all obligations under the Franchise Agreement. At June 11, 1996, the remaining terms of all the Leases/Subleases ranged from approximately one to 25 years, and the average remaining term was nine years.


USE AND OTHER RESTRICTIONS ON THE OPERATION AND TRANSFER OF BURGER KING RESTAURANT PROPERTIES

    The Partnership was originally formed for the purpose of acquiring all of BKC's interests in the original portfolio and leasing or subleasing them to BKC franchisees under the Leases/Subleases. Accordingly, the Partnership Agreement contains provisions that state, except as expressly permitted by BKC, that the Partnership may not use such properties for any purpose other than to operate a Burger King restaurant. In furtherance thereof, the Partnership Agreement (i) requires the Partnership, in certain specified circumstances, to renew or extend a Lease/Sublease and enter into a new lease with another franchisee of BKC, to approve an assignment of a Lease/Sublease, to permit BKC to assume a Lease/Sublease at any time, and to renew a Primary Lease, and (ii) imposes certain restrictions and limitations upon the Partnership's ability to sell, lease, or otherwise transfer any interest in such properties. The Partnership Agreement requires the Partnership to provide BKC notice of default under a Lease/Sublease and an opportunity to cure such defaults prior to taking any remedial action. The Partnership Agreement also requires the Partnership under certain circumstances to provide tenants with assistance with remodeling costs. Such terms with respect to such properties imposed on the Partnership by the Partnership Agreement may be less favorable than those imposed upon other lessors of Burger King restaurants. BKC has advised the Partnership that it intends to waive or not impose certain of the restrictive provisions contained in the Partnership Agreement and the Partnership is discussing BKC's position with BKC to clarify such provisions.

RESTAURANT ALTERATIONS AND RECONSTRUCTION


    It is important that the Current Properties be improved, expanded, rebuilt, or replaced from time to time. In addition to normal maintenance and repair requirements, each franchisee is required under BKC's Franchise Agreement and Lease/Sublease, at its own cost and expense, to make such alterations to a Burger King restaurant as may be reasonably required by BKC from time to time in order to modify the appearance of the restaurant to reflect the then current image requirements for Burger King restaurants. Most of the Current Properties that are operating as Burger Kings are 15 to 20 years old, and the Partnership believes that many of these properties require substantial improvements to maximize sales, and the condition of many of these properties is below BKC's current image requirements.



    Recently, in order to encourage the early renewal of existing Leases/Subleases, the Partnership has established an "Early Renewal Program"
whereby the Partnership has offered to certain tenants the right to renew existing Leases/Subleases for up to an additional 20 years in consideration for remodeling grants for the properties of up to $30,000. As a result of this Program, to date, the Partnership has extended the lease term for 18 Leases/Subleases. The purpose of this Program is to extend the term of existing Leases/Subleases prior to the end of the lease term and to enhance the value of the underlying property to the Partnership.


COMPETITION

    The  restaurants  operated  on  the properties  are  subject  to significant competition (including competition from other national and regional fast food restaurant chains, including Burger King restaurants, local restaurants, restaurants owned by BKC or affiliated entities, national and regional restaurant chains that do not specialize in fast food but appeal to many of the same customers, and other competitors such as convenience stores and supermarkets that sell prepared and ready-to-eat foods. The success of the Partnership depends, in part, on the ability of the restaurants operated on the properties to compete successfully with such businesses. The Partnership does not anticipate that it will seek to engage directly in or meet such competition. Instead, the Partnership will be dependent upon the experience and ability of the lessees operating the restaurants located on the properties and the particular franchise system generally to compete with these other restaurants and similar operations. The Partnership believes that the ability of its lessees to compete is affected by their compliance with the image requirements at their restaurants.


    Management believes, based on its industry knowledge and experience, that the Partnership competes with numerous other publicly-owned entities, some of which dedicate substantially all of their assets and efforts to acquiring and managing properties operated as fast food or casual dining restaurants. In addition, the Partnership competes with numerous private firms and private individuals, for the acquisition of restaurant properties. Such investors may have greater financial resources than the Partnership.


REGULATION

    The Partnership, through its ownership of interests in and management of real estate, is subject to various environmental, health, land-use and other regulation by federal, state and local governments that affects the development and regulation of restaurant properties. The Partnership's leases impose the primary obligation for regulatory compliance on the operators of the restaurant properties.

    ENVIRONMENTAL REGULATION. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or within its property. Such liability may be imposed without regard to whether the owner or operator knew of, or caused the release of the hazardous substances. In addition to liability for cleanup costs, the presence of hazardous substances on a property could result in the owner or operator incurring liability as a result of a claim by an employee or another person for personal injury or a claim by an adjacent property owner for property damage.

    In connection with the Partnership's acquisition of a new property, a Phase I environmental assessment is obtained. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters including an on-site inspection to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment reveal potential issues, a Phase II assessment which may include soil testing, ground water monitoring or borings to locate underground storage tanks, is ordered for further evaluation and, depending upon the results of such assessment, the transaction is consummated or the acquisition is terminated.

    The Partnership is not currently a party to any litigation or administrative proceeding with respect to any property's compliance with environmental standards. Furthermore, the Partnership is not aware of nor does it anticipate any such action, or the need to expend any of its funds, in the foreseeable future in connection with its operations or ownership of existing properties which would have a material adverse effect upon the Company.


    AMERICANS WITH DISABILITIES ACT ("ADA"). Under the ADA, all public accommodations, including restaurants, are required to meet certain federal requirements relating to physical access and use by disabled persons. A determination that the Partnership or a property of the Partnership is not in compliance with the ADA could result in the imposition of fines, injunctive relief, damages or attorney's fees. The Partnership's leases contemplate that compliance with the ADA is the responsibility of the operator. The Partnership is not currently a party to any litigation or administrative proceeding with respect to a claim of violation of the ADA and does not anticipate any such action or proceeding that would have a material adverse effect upon the Partnership.


    LAND-USE; FIRE AND SAFETY REGULATIONS. In addition, the Partnership and its restaurant operators are required to operate the properties in compliance with various laws, land-use regulations, fire and safety regulations and building codes as may be applicable or later adopted by the governmental body or agency having jurisdiction over the location or the property or the matter being regulated. The Partnership does not believe that the cost of compliance with such regulations and laws will have a material adverse effect upon the Partnership.

    HEALTH REGULATIONS. The restaurant industry is regulated by a variety of state and local departments and agencies, concerned with the health and safety of restaurant customers. These regulations vary by restaurant location and type (i.e., fast food or casual dining). The Partnership's leases provide for compliance by the restaurant operator with all health regulations and inspections and require that the restaurant operator obtain insurance to cover liability for violation of such regulations or the interruption of business due to closure caused by failure to comply with such regulations. The Partnership is not currently a party to any litigation or administrative proceeding with respect to the compliance with health regulations of any property it finances, and does not anticipate any such action or proceeding that would have a material adverse effect upon the Partnership.

INSURANCE

    The Partnership requires its lessees to maintain adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits and the Partnership is an additional named insured under such policies. Certain types and amounts of insurance are required to be carried by each restaurant operator under the leases with the Partnership and the Partnership actively monitors tenant compliance with this requirement. The Partnership intends to require lessees of subsequently acquired property, including the Acquisition Properties, to obtain similar insurance coverage. There are, however, certain types of losses generally of a catastrophic nature, such as earthquakes and floods, that may be either uninsurable or not economically insurable, as to which the Partnership's properties (including the Current Properties and the Acquisition Properties) are at risk depending on whether such events occur with any frequency in such areas. An uninsured loss could result in a loss to the Partnership of both its capital investment and anticipated profits from the affected property. In addition, because of coverage limits and deductibles, insurance coverage in the event of a substantial loss may not be sufficient to pay the full current market value or current replacement cost of the Partnership's investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Partnership might not be adequate to restore its economic position with respect to such property.

PAYMENTS TO THE MANAGING GENERAL PARTNER

    The Partnership pays the Managing General Partner a non-accountable (no support is required for payment) annual allowance designed to cover the costs that the Managing General Partner incurs in connection with the management of the Partnership and the Properties (other than reimbursements for out-of-pocket expenses paid to third parties). The allowance is adjusted annually to reflect any cumulative increases in the Consumer Price Index occurring after January 1, 1986, and was $585,445 for the year ended December 31, 1995. The allowance is paid quarterly, in arrears.


    In addition, to compensate the Managing General Partner for its efforts and increased internal expenses resulting from additional properties, the Partnership will pay the Managing General Partner, with respect to each additional property purchased: (i) a one-time acquisition fee equal to 1% of the purchase price for such property and (ii) an annual fee equal to 1% of the purchase price for such property, adjusted for increases in the Consumer Price Index. For 1995, the one-time acquisition fee equaled $109,238 which was capitalized and the increased annual fee equaled $29,375. This creates an incentive for the Managing General Partner to cause the Partnership to purchase more properties, to pay higher prices therefor, and to sell existing properties or to use more leverage to make such purchases. See "Risk Factors -- Conflicts of Interest."


    In addition, if the Rate of Return (as defined in the Partnership Agreement) on the Partnership's equity in all additional properties exceeds 12% per annum for any fiscal year, the Managing General Partner will be paid an additional fee equal to 25% of the cash flow received with respect to such

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additional  properties in  excess of  the cash flow  representing a  12% rate of return thereon. However, to the extent the Managing General Partner receives distributions in excess of those provided by its 1.98% Partnership interest, such distributions will reduce the fee payable with respect to such excess cash flow from any additional properties. See "Partnership Allocations" below. Except as provided above, such payments are in addition to distributions made by the Partnership to the Managing General Partner in its capacity as a partner in the Partnership. The Partnership may pay or reimburse the Managing General Partner for payments to affiliates for goods or other services if the price and the terms for providing such goods or services are fair to the Partnership and not less favorable to the Partnership than would be the case if such goods or services were obtained from or provided by an unrelated third party.

PARTNERSHIP ALLOCATIONS

    Net cash flow from operations of the Partnership that is distributed is allocated 98.02% to the Unitholders and 1.98% to the Managing General Partner until the Unitholders have received a simple (non-cumulative) annual return for such year equal to 12% of the Unrecovered Capital per Unit (as defined in the Partnership Agreement; such Unrecovered Capital is currently $19.68 per Unit and will be adjusted to give effect to the issuance of the Units hereunder in order to make the Unrecovered Capital uniform for all outstanding Units) reduced by any prior distributions of net proceeds of capital transactions); then any distributed cash flow for such year is allocated 75.25% to the Unitholders and 24.75% to the Managing General Partner until the Unitholders have received a total simple (non-cumulative) annual return for such year equal to 17.5% of the Unrecovered Capital Per Unit; and then any excess distributed cash flow for such year is allocated 60.4% to the Unitholders and 39.6% to the Managing General Partner. The Partnership may retain otherwise distributable cash flow to the extent the Managing General Partner deems appropriate.

    Net proceeds from financing and sales or other dispositions of the Partnership's properties are allocated 98.02% to the Unitholders and 1.98% to the Managing General Partner until the Unitholders have received an amount equal to the Unrecovered Capital Per Unit plus a cumulative, simple return equal to 12% of the balance of their Unrecovered Capital Per Unit outstanding from time to time (to the extent not previously received from distributions of prior capital transactions); then such proceeds are allocated 75.25% to the Unitholders and 24.75% to the Managing General Partner until the Unitholders have received a total cumulative, simple return equal to 17.5% of the Unrecovered Capital per Unit; and then such proceeds are allocated 60.4% to the Unitholders and 39.6% to the Managing General Partner. The Partnership may retain otherwise distributable net proceeds from financing and sales or other dispositions of the Partnership's properties to the extent the Managing General Partner deems appropriate.


    Operating income and loss of the Partnership for each year generally is allocated between the Managing General Partner and the Unitholders in the same aggregate ratio as cash flow is distributed or distributable for that year. Gain and loss from a capital transaction generally is allocated among the Managing General Partner and the Unitholders in the same aggregate ratio as net proceeds of the capital transaction are distributed or distributable except to the extent necessary to reflect capital account adjustments. In the case of both operating income or loss and gain or loss from capital transactions, however, the amount of such income, gain or loss allocated to the Managing General Partner and the Unitholders for the year will not necessarily equal the total cash distributed to the Managing General Partner and the Unitholders for such year. Upon transfer of a Unit, tax items allocable thereto generally will be allocated among the transferor and the transferee based on the period during the year that each owned the Unit, with each Unitholder on the last day of the month being treated as a Unitholder for the entire month.


REIT CONVERSION

    The Partnership, together with its legal and financial advisors, is currently evaluating the merits of converting to a self-advised, self-managed REIT. A conversion to a REIT involves numerous complex legal, financial and tax issues that must be analyzed fully before determining whether converting to a REIT is in the best interests of the Partnership and the Unitholders. Moreover, any such conversion must be approved by the limited partners in accordance with the terms of the Partnership Agreement.

    The Partnership anticipates that the necessary analysis will be completed in the fourth quarter of 1996. If the Partnership determines that converting to a REIT is in the best interests of the Partnership and the Unitholders, the conversion process is anticipated to be commenced prior to December 31, 1996, and should be completed as soon as possible thereafter, which the Partnership anticipates being prior to December 31, 1997.

    A REIT is not subject to federal income tax provided that certain restrictions are complied with. These restrictions are extensive and affect the structure and operations of REITs.


    A REIT is structured as a corporation, trust or association which is managed by one or more trustees or directors. A self-advised, self-managed REIT is a REIT that is managed by the officers of the REIT and not by a third party. The Partnership has indicated that even if it does not convert to a REIT that it may become self-advised and self-managed, subject to the approval of the limited partners. This would entail the officers of the Managing General Partner becoming officers of the Partnership and being compensated by the Partnership. Currently, the Partnership compensates the Managing General Partner for managing the Partnership and acquiring properties, which in turn compensates its officers and employees.


EMPLOYEES

    The Partnership and the Managing General Partner each currently employ five individuals on either a full or part-time basis. In addition, the Managing General Partner retains, at the expense of the Partnership on an independent contract basis, other parties in connection with the operation of the Partnership and the Current Properties, including auditing, legal, property origination and other services.

LEGAL PROCEEDINGS

    The Partnership is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Partnership or its properties, other than routine litigation arising in the ordinary course of business.

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